UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)1


                                PSB Bancorp, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    693604100
                     ---------------------------------------
                                 (CUSIP Number)

                            Robert B. Pomerenk, Esq.
                          Luse Gorman Pomerenk & Schick
                           A Professional Corporation
                                    Suite 400
                           5335 Wisconsin Avenue, N.W.
                             Washington, D.C. 20015
                                 (202) 274-2011
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                  June 4, 2004
               ---------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box 9.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 8 Pages)



-----------------------
1        The  remainder  of this cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693604100                                            Page 2 of 8 pages

================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    American Bank Incorporated      01-0593266
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                      (b)  |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Pennsylvania
--------------------------------------------------------------------------------
    NUMBER OF             7     SOLE VOTING POWER
     SHARES                          319,793
   BENEFICIALLY           ------------------------------------------------------
  OWNED BY EACH           8     SHARED VOTING POWER
 REPORTING PERSON                    0
       WITH               ------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER
                                     319,793
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                     0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  319,793
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.05%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  CO
================================================================================

CUSIP No. 693604100                                            Page 3 of 8 pages

Item 1.  Security and Issuer

         State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

         This statement relates to the common stock, par value $0.10 per share (the "Common Stock"), of PSB Bancorp, Inc. ("Issuer"). The address of the principal executive office of the Issuer is: 1835 Market Street Philadelphia, Pennsylvania 19103. Based upon the Issuer's Form 10-Q for the Quarter ended March 31, 2004, the Issuer has outstanding 4,530,940 shares of common stock.

Item 2.  Identity and Background

         If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

         (a)      Name: American Bank Incorporated

         (b) Residence or Principal Address: 4029 West Tilghman Street, Allentown, Pennsylvania 18104

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         This Schedule is filed on behalf of American Bank, Incorporated, a Pennsylvania-chartered holding company (the "Company"). The Company's principal business is to hold all of the outstanding common stock of American Bank, located in Allentown, Pennsylvania. The business address of the Company is 4029
W. Tilghman Street, Allentown, Pennsylvania 18104.

         Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Company ("Insiders"):

Directors

Name                                             Occupation and Address (1)
----                                             --------------------------

Mark W. Jaindl                                    Chairman, President and CEO of American Bank, Inc.
David M. Jaindl                                   President, Jaindl Land Company
Elizabeth A. Gaul                                 Principal, Private Investment Management
John C. Long                                      Vice President and Treasurer, Arrow International, Inc.
Phillip S. Schwartz                               President, Schwartz Heating and Plumbing, Inc.
Martin F. Spiro                                   Private Investor

Executive Officers Who Are Not Directors

Name Current Position and Address (1)
-------------------------------------

Harry C. Birkhimer                                Vice Pres, Treasurer and CFO
Sandra A. Berg                                    Senior Vice Pres, Secretary Senior Operating Officer
Chris J. Persichetti                              Senior Vice President and Senior Lending Officer
Robert M. Turner                                  Vice President and Director of Technology

----------------------
1    The mailing  address for each person listed is 4029 West  Tilghman  Street,
Allentown, Pennsylvania 18104.

CUSIP No. 693604100                                            Page 4 of 8 pages

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                  During the past five years, neither the Company nor the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

                  During the past five years, neither the Company nor the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         (f)      Citizenship.

                  All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

         State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and filed such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

         The source of the funds, in the amount of $595,649 used for the purchase of the shares is from the working capital of the Company. As of the date hereof, American Bank Incorporated is deemed to beneficially own 319,793 shares of the Issuer's Common Stock or approximately 7.05% of the outstanding shares of Common Stock;

Item 4.  Purpose of the Transaction

         State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;


         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

CUSIP No. 693604100                                            Page 5 of 8 pages

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;



         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;



         (e) Any material change in the present capitalization or dividend policy of the issuer;



         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;


         (g)      Changes  in  the  issuer's  charter,   bylaws  or  instruments
         corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;



         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;



         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or



         (j)      Any action similar to any of those enumerated above.

                  The Company purchased the shares of the Issuer's common stock for investment purposes only, and has no plans or proposals, in its capacity as owner of shares of Issuer's Common Stock, which relate to subparagraphs (a)-(j), above. In the future, however, the Company reserves the right to review its investment objectives in the Issuer's common stock.

         Under the requirements of the Bank Holding Company Act of 1956 (the "BHC Act"), the Company was required to obtain the approval of the Board of Governors of the Federal Reserve System (the "FRB") before the Company could acquire more than 5% of the issued and outstanding shares of the Issuer's common stock. On March 11, 2004, the Company received approval from the FRB to acquire up to 9.9% of the Issuer's common stock. In connection with receiving the approval of the FRB, the Company entered into certain commitments with the FRB, which are intended to assure that the Company is not able to exercise a controlling influence over the Issuer. In this regard, the Company agreed that, without the prior approval of the FRB, the Company will not directly or indirectly:

1. exercise or attempt to exercise a controlling influence over the management or policies of the Issuer or any of its subsidiaries;

2. seek or accept representation on the board of directors of the Issuer or any of its subsidiaries;

CUSIP No. 693604100                                            Page 6 of 8 pages

3. have or seek to have any employee or representative serve as an officer, agent, or employee of the Issuer or any of its subsidiaries;

4. take any action that would cause the Issuer or any of its subsidiaries to become a subsidiary of Company or any of its subsidiaries;

5. acquire or retain shares that would cause the combined interests of Company and its subsidiaries, and their respective officers, directors, and affiliates, to equal or exceed 25 percent of the outstanding voting shares of the Issuer or any of its subsidiaries;

6. propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or board of directors of the Issuer or any of its subsidiaries;

7. solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of the Issuer or any of its subsidiaries;

8. attempt to influence the dividend policies or practices of the Issuer or any of its subsidiaries;

9.       attempt to  influence  the  investment,  loan,  or credit  decisions or policies; pricing of services; personnel decisions; operations activities (including the location of any offices or branches or their hours of operation, etc.); or any similar activities or decisions of the Issuer or any of its subsidiaries;

10. dispose or threaten to dispose of shares of the Issuer or any of its subsidiaries as a condition of specific action or nonaction by the Issuer or any of its subsidiaries; or

11. enter into any other banking or nonbanking transactions with the Issuer or any of its subsidiaries, except that the Company may establish and maintain deposit accounts with depository institution subsidiaries of the Issuer; provided that the aggregate balance of all such accounts does not exceed $500,000 and that the accounts are maintained on substantially the same terms as those prevailing for comparable accounts of persons unaffiliated with the Issuer or any of its subsidiaries.


Item 5.  Interest in Securities of the Issuer

         (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above-mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

                  As of the date hereof, the Company is deemed to beneficially own 319,793 shares of the Issuer's common stock, which constitute 7.05% of the total number of shares of Common Stock outstanding. The Company has sole voting and dispositive power over all 319,793 shares.

         (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

                  See paragraph (a).

CUSIP No. 693604100                                            Page 7 of 8 pages

         (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (ss. Rule 13d-191), whichever is less, by the persons named in response to paragraph (a).

                  Set forth at Schedule I are the Company's transactions in the Issuer's common stock within the past 60 days.

         (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                  None.

         (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

         None.

Item 7.  Material to Be Filed as Exhibits

         The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

         None.

CUSIP No. 693604100                                            Page 8 of 8 pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 7, 2004

                                         AMERICAN BANK, INCORPORATED



                                     By: \s\ Mark W. Jaindl
                                         ---------------------------------------
                                         Mark W. Jaindl
                                         President and Chief Executive Officer

                                   Schedule I

                 Schedule of Stock Purchases Within Past 60 Days


       Trade Date            Settlement Date        Number of Shares             Price              Dollar Amount
       ----------            ---------------        ----------------             -----              -------------
        4/14/04                  4/19/04                 5,500                    9.85                   54,287
        4/27/04                  5/03/04                 3,600                    9.91                   35,750
        4/28/04                  5/4/04                  1,386                    9.91                   13,765
         5/4/04                  5/7/04                  5,000                    9.98                   50,002
         5/5/04                  5/10/04                 5,000                    9.98                   50,002
         5/6/04                  5/11/04                 4,764                    9.95                   47,499
        5/10/04                  5/13/04                   236                    9.95                    2,355
        5/12/04                  5/17/04                    56                    9.85                      555
        5/13/04                  5/18/04                 3,200                    9.85                   31,586
        5/18/04                  5/21/04                 1,744                    9.85                   17,215
        5/19/04                  5/24/04                 5,000                    9.85                   49,352
        5/19/04                  5/24/04                   800                    9.80                    7,856
        5/24/04                  5/27/04                 4,000                    9.80                   39,282
        5/24/04                  5/27/04                   100                    9.85                      987
        5/27/04                  6/3/04                    635                    9.85                    6,269
         6/4/04                  6/9/04                 18,800                    9.90                  186,498
         6/4/04                  6/9/04                    242                    9.85                    2,389
                                                        ------                                          -------
         Total                                          60,063                                          595,649
                                                        ======                                          =======